UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 16, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	15 June 2022

Release Number	21/22

Coal divestment review update - BHP to retain New South Wales Energy Coal

BHP today announced that it will retain New South Wales Energy Coal (NSWEC) in its portfolio, seek the relevant approvals to continue mining beyond its current mining consent that expires in 2026 and proceed with a managed process to cease mining at the asset by the end of the 2030 financial year.

The decision follows BHP’s review of its lower grade metallurgical and energy coal assets that was announced in August 2020 and has also resulted in the divestment of our interests in Cerrejón and BHP Mitsui Coal (BMC) in January and May 2022 respectively.

A trade sale process for NSWEC was conducted however the process did not result in a viable offer. Assessment of the resource economics, geotechnical profile and future investment requirements determined that continued mining in the near term and moving to a closure in 2030 provides the optimal financial outcome when compared to alternate options.

Continuation of mining to the end of FY2030 will afford eight years to work with our people, state and federal governments and local communities in the Hunter Valley region on a transition approach that supports long-term community sustainability.

Plans to continue operating NSWEC to FY2030 are subject to obtaining relevant approvals to enable mining beyond the current consent, which only provides approval for mining until 2026. Work is underway to prepare the application for the relevant approvals with the New South Wales and Australian governments to support mining until 2030. This will also include plans for closure of the asset, including rehabilitation and determining the most appropriate post-mining land use. It is expected that continued work on rehabilitation will take 10 to 15 years following the cessation of mining. The provision for closure of the mine as at 31 December 2021 was approximately US$700 million.

Minerals Australia President, Edgar Basto said “We thoroughly reviewed potential options for NSWEC including divestment and future investment requirements. Seeking approval to continue mining until 2030 avoids closure in 2026 and enables BHP to balance the value and risk of those considerations and our commitments to our people and local communities.”

NSWEC Vice President, Adam Lancey said “We will work with our people, local business partners, Traditional Owners and local and state governments to operate safely and productively, prepare for closure and sustainable rehabilitation of the site, and ensure the pathway to closure is managed in a way that meets community and regulatory expectations.”

About NSWEC

The New South Wales Energy Coal (NSWEC) asset comprises the Mt Arthur Coal operation, which is located near Muswellbrook, New South Wales. Mt Arthur Coal is operated by Hunter Valley Energy Coal, an entity ultimately owned by BHP Group Limited.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Sabrina Goulart
Mobile: +56 9 8229 5357	Mobile: +1 832 781 6698

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: June 16, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary